Exhibit 99.1

For More Information Contact:
MEDIA CONTACTS:
Biogen Idec Amy Brockelman Ph: 617 914 6524	Elan Davia B. Temin Ph: 212 407 5740 Elizabeth Headon 353-1-498-0300
INVESTOR CONTACTS:
Biogen Idec Oscar Velastegui Ph: 617 679 2812	Elan Emer Reynolds Ph: 353 1 709 4000 Chris Burns 800 252 3526

BIOGEN IDEC AND ELAN ANNOUNCE RE-INITIATION OF TYSABRI® CLINICAL
TRIAL DOSING IN MULTIPLE SCLEROSIS

Cambridge, MA and Dublin, Ireland -March 29, 2006 - Biogen Idec (NASDAQ: BIIB) and Elan Corporation, plc. (NYSE: ELN) announced today that they have enrolled and dosed the first patients in the TYSABRI® (natalizumab) monotherapy safety extension study program in multiple sclerosis (MS). Patients who previously participated in the Phase III MS trials and subsequent safety evaluation are eligible to be screened for entry in this open label multi-center study. Sites throughout Europe, the United States, Canada, Australia, New Zealand and Israel are expected to enroll patients. This safety extension study is being conducted under a U.S. Food and Drug Administration (FDA) Investigational New Drug (IND) application in the U.S. and similar investigational approvals internationally.

Biogen Idec and Elan had previously voluntarily suspended TYSABRI from the U.S. market and dosing in all ongoing clinical trials based on reports of progressive multifocal leukoencephalopathy (PML), a rare and potentially fatal, demyelinating disease of the central nervous system. Biogen Idec and Elan completed a comprehensive safety evaluation of more than 3,000 TYSABRI patients in collaboration with leading experts in PML and MS. The results of the safety evaluation yielded no new confirmed cases of PML beyond the three previously reported.

On March 8, 2006, the Peripheral and Central Nervous System Drugs Advisory Committee of the FDA voted unanimously to recommend reintroduction of TYSABRI as a treatment for relapsing forms of MS. The companies anticipate action by the FDA regarding the

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Page 2 Biogen Idec and Elan Announce Re-Initiation of TYSABRI® Clinical Trial Dosing in MS

reintroduction of TYSABRI in the U.S. on or before June 28, 2006. The companies’ application for approval of TYSABRI as a treatment for MS is also under review with the European Medicines Agency.

About Biogen Idec
Biogen Idec creates new standards of care in oncology, neurology and immunology. As a global leader in the development, manufacturing, and commercialization of novel therapies, Biogen Idec transforms scientific discoveries into advances in human healthcare. For product labeling, press releases and additional information about the company, please visit http://www.biogenidec.com.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

Safe Harbor/Forward Looking Statements
This press release contains forward-looking statements regarding the potential and regulatory path forward of TYSABRI. The commercial potential and regulatory path forward of TYSABRI are subject to a number of risks and uncertainties. Factors which could cause actual results to differ materially from the companies’ current expectations include the risk that we may unable to adequately address concerns or questions raised by FDA or European regulatory authorities during the regulatory review process, that concerns may arise from additional data or analysis, or that the companies may encounter other unexpected delays or hurdles. There is also no assurance that the companies will be able to resume marketing and sales of TYSABRI. Drug development and commercialization involves a high degree of risk. For more detailed information on the risks and uncertainties associated with the companies’ drug development and other activities, see the periodic reports that Biogen Idec and Elan have filed with the Securities and Exchange Commission. The companies assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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